March 31, 1999



United States Securities and Exchange Commission
Washington, D. C.

Dear Sir or Madam,

The Registrant is requesting, pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, a 15 calendar day extension of the time to file in its entirety its Form 10-K for the year ended December 31, 1998. On March 25, 1999, Nestor Traffic Systems, Inc., a wholly-owned subsidiary of the Registrant (Subsidiary) as of December 31, 1998, completed an equity transaction, as a result of which the Subsidiary sold a 37.5% common stock interest for $2,350,000 to a private group of six accredited investors, including current officers of the Subsidiary and the Registrant. In addition, the investors received an option to purchase an additional 17.5% interest in the subsidiary for $1,750,000 exercisable in whole, but not in part, before January 31, 2000.

The Company requires additional time to properly reflect this subsequent event transaction, that closed on March 25, 1999, in the textural portion of its Form 10-K and the footnotes to the financial statements dated December 31, 1998. The Registrant represents the above-stated reasons causing its inability to file on a timely basis could not be eliminated by the Registrant without unreasonable efforts or expense.

The Registrant represents that it will file its Report on Form 10-K no later than the 15th calendar day following the prescribed due date of March 31, 1999.

All other periodic reports required by the Securities Exchange
Act of 1934 during the preceding 12 months have been duly filed by the Registrant.

The Registrant has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.


Date:  March 31, 1999         By:  /s/Nigel P. Hebborn
                                   Chief Financial Officer
                                   NESTOR, INC.